Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PERION NETWORK LTD.

February 15, 2018

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

A “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company), including a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the company. For the purpose of determining a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.
			FOR	AGAINST	ABSTAIN
	Proposal 1:	To approve the re-election of Mr. Michael Vorhaus as a director.	☐	☐	☐
			FOR	AGAINST	ABSTAIN
	Proposal 2:	To amend the Compensation Policy for directors and officers.	☐	☐	☐
			YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 3? (Please note: If you do not mark either ‘Yes’ or ‘No’, your shares will not be voted for this Proposal).
			☐	☐
			FOR	AGAINST	ABSTAIN
	Proposal 3:	To approve the adjustment of terms of options previously granted to the chief executive officer, Mr. Doron Gerstel.	☐	☐	☐
			YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 3? (Please note: If you do not mark either ‘Yes’ or ‘No’, your shares will not be voted for this Proposal).
			☐	☐
A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy as to which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

			FOR	AGAINST	ABSTAIN
Proposal 4:
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors for the year ending on December 31, 2017, and their service until the annual general meeting of shareholders to be held in 2018, and to authorize the board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.
			☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PERION NETWORK LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Perion Network Ltd. (the “Company”), hereby nominate, constitute and appoint Mr. Ophir Yakovian, Chief Financial Officer of the Company, and Mr. Alon Gorgani, the Company's VP of Legal and General Counsel, and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Thursday, February 15, 2018, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated January 11, 2018, relating to the Meeting (the “Proxy Statement”).

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

If no direction is made with respect to any matter, this Proxy will be voted “FOR” Proposal Nos. 1 and 4. If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted for Proposal Nos. 2 and 3. PLEASE NOTE: A personal interest does not include a personal interest arising solely from the holding of shares in the Company. Therefore if your interest in a proposal arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on threverse side.)